Zirconia, Hero Video Script
Ex. Run Time: 1:15 // 45 seconds (VO) + ~30 seconds of interview answers

SCENE	AUDIO	VIDEO
1	**Voiceover:** Concrete infrastructure is failing all around us. Bridges, roads, buildings, and even critical systems responsible for our clean drinking water are at risk. A change is needed, and now, you have the opportunity to invest in the company building a future where our infrastructure endures.	*[**Note**: B-roll selection is subject to change; visuals in this column are not final.]* **Visual:** A series of quick images of various decaying infrastructure: concrete bridges, dams, waterways, buildings.
2	**Voiceover:** Introducing Zirconia: The company preserving today's decaying infrastructure by ending concrete corrosion.	**Visual:** The Zirconia logo appears over footage of a bright, vibrant environment that features a well-preserved concrete bridge or dam. Could also show a "green" construction building. [ex.]
2A	**Voiceover:** Concrete structures are under constant attack from salts, acids, and weathering, costing billions annually in repairs, demolition, and reconstruction.	**Visual:** Salt-sprayed, corroded sea-side concrete being splashed by ocean waves. Salt-covered roads on a decaying bridge in an icy northern-US city. (B-roll shot of the bridge near the Zirconia lab viable here.)
2B	**Interview Answer - Ben Cook, CEO:** "Extending the life of concrete structures means that you have to end the corrosion cycle. We build something, we let it corrode, we demolish it, we build it again. That's not healthy for the planet, and that's not healthy for our budgets."	-
3A	**Voiceover:** Our patented nano-ceramic coating technology chemically bonds with ordinary concrete to provide virtual immortality by ending corrosion permanently.	**Visual:** (From b-roll shoot) Demonstration of the application process.
3B	**Interview Answer - Ben Cook, CEO:** "The chemical bonding of CeramycGuard with concrete involves a reaction between the reactive ceramic oxygen and the surface of the concrete. Our material will attack those materials and chemically bond to them permanently, basically forming a skin of granite across the surface."	-
4A	**Voiceover:**	**Visual:**

SCENE	AUDIO	VIDEO
	With over $800,000 in revenue and a high-demand pipeline, we're already protecting everything from Florida's condominiums to America's bridges.	Small montage of representative clients Zirconia already represents. These should be in excellent condition, starkly contrasting our "problem" visuals. Another opportunity to show "green" or "LEED" buildings.
4B	**Interview Answer - Ben Cook, CEO:** "Our growth trajectory is going to be increasingly dealing with municipal interests: cities, states, counties, governments, federal governments."	-
5	**Voiceover:** Led by proven industry leaders who have delivered a 5x return on investment before, Zirconia is poised for exponential growth.	**Visual:** (From b-roll shoot) Clips of the Zirconia team doing the walk-and-talk through the office/lab.
6	**Voiceover:** Become a Zirconia investor, and help build a world where our infrastructure is virtually immortal.	**Visual:** A wide, scenic view of the Colosseum at sunset, w/ the Zirconia logo + a "Become a Zirconia Investor" CTA tagline.